Filed pursuant to Rule 433

Registration Statement No. 333-263376

Dated November 4, 2022

UBS AG Trigger Callable Contingent Yield Notes

Linked to the S&P 500® Index due on or about December 4, 2024

This document provides a summary of the terms of the Trigger Callable Contingent Yield Notes (the “Notes”). Investors should carefully review the accompanying preliminary pricing supplement for the Notes, the accompanying product supplement, the index supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The Notes do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying asset and must be willing to accept the risk of not receiving any contingent coupons over the term of the Notes. The Notes are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the Notes are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

Summary of Preliminary Terms
Issuer:	UBS AG London Branch (“UBS”)
Principal Amount:	$1,000 per Note
Term:

Approximately 2 years, unless UBS elects to call the Notes. In the event that we make any change to the expected trade date and settlement date, the calculation agent may adjust the observation dates (including the final valuation date), as well as the related coupon payment dates (including the maturity date) to ensure that the stated term of the Notes remains the same.

Underlying Asset	The S&P 500® Index
Trade Date	Expected to be November 28, 2022
Settlement Date	Expected to be December 1, 2022
Observation Dates	Quarterly (callable after 6 months and as set forth in the accompanying preliminary pricing supplement)
Final Valuation Date	Expected to be November 29, 2024*
Maturity Date	Expected to be December 4, 2024*
Contingent Coupon Rate	9.75% per annum
Initial Level	The closing level of the underlying asset on the trade date.
Coupon Barrier	70% of the initial level. The actual coupon barrier will be determined on the trade date.
Downside Threshold	70% of the initial level. The actual downside threshold will be determined on the trade date.
Final Level	The closing level of the underlying asset on the final valuation date.
Underlying Return	The quotient, expressed as a percentage, of the following formula: Final Level – Initial Level Initial Level
Underwriting Compensation**	$17.50 (1.75%) per Note.
CUSIP / ISIN	90279FYC9 / US90279FYC93
Estimated Initial Value	Expected to be between $945.80 and $975.80 per Note. See “Key Risks” in the preliminary pricing supplement.
Pricing Supplement	http://www.sec.gov/Archives/edgar/data/1114446/000183988222025920/ubs2000084919_424b2-12809.htm

* Subject to postponement for market disruption events and non-trading days, as applicable, as described in the accompanying preliminary pricing supplement.

** See “Supplemental Plan of Distribution (Conflicts of Interest); Secondary Markets (if any)” in the accompanying preliminary pricing supplement.

Features

Issuer Call Feature

UBS may elect to call the Notes in whole, but not in part, regardless of the closing level of the underlying asset, on any observation date (beginning after 6 months) other than the final valuation date.

If UBS elects to call the Notes prior to maturity, UBS will pay you on the corresponding coupon payment date (the “call settlement date”) a cash payment per Note equal to the principal amount plus any contingent coupon otherwise due (the “call settlement amount”), and no further payments will be made on the Notes. Before UBS elects to call the Notes, UBS will deliver written notice to the trustee.

Contingent Coupon & Contingent Coupon Rate

If the closing level of the underlying asset is equal to or greater than the coupon barrier on any observation date (including the final valuation date), UBS will pay you the contingent coupon applicable to that observation date on the relevant coupon payment date.

If the closing level of the underlying asset is less than the coupon barrier on any observation date (including the final valuation date), the contingent coupon applicable to that observation date will not accrue or be payable and UBS will not make any payment to you on the relevant coupon payment date.

The contingent coupon is a fixed amount based upon equal periodic installments at a per annum rate (the “contingent coupon rate”). The table below sets forth the contingent coupon rate and contingent coupon for each Note that would be applicable to each observation date on which the closing level of the underlying asset is equal to or greater than the coupon barrier.

Contingent Coupon Rate	9.75% per annum
Contingent Coupon	$24.375

Contingent coupons on the Notes are not guaranteed. UBS will not pay you the contingent coupon for any observation date on which the closing level of the underlying asset is less than the coupon barrier.

Payment at Maturity (per Note)

If UBS does not elect to call the Notes and the final level is equal to or greater than the downside threshold, UBS will pay you a cash payment equal to:

Principal Amount of $1,000

If UBS does not elect to call the Notes and the final level is less than the downside threshold, UBS will pay you a cash payment that is less than the principal amount, if anything, equal to:

$1,000 x (1 + Underlying Return)

In this scenario, you will suffer a percentage loss on your initial investment equal to the underlying return and, in extreme situations, you could lose all of your initial investment.

UBS SECURITIES LLC

You will find a link to the accompanying preliminary pricing supplement for the Notes above and links to the accompanying product supplement, accompanying index supplement and accompanying prospectus for the Notes under “Additional Information about UBS and the Notes” in the preliminary pricing supplement, which you should read and understand prior to investing in the Notes.

UBS has filed a registration statement (including a prospectus as supplemented by an index supplement, product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement, the accompanying product supplement and the index supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Selected Risk Considerations

The risks set forth below are discussed in more detail in the “Key Risks” section in the preliminary pricing supplement. Please review those risks, along with the additional risks discussed in the accompanying product supplement and accompanying prospectus, before making an investment decision.

Risks Relating to Return Characteristics

●Risk of loss at maturity — The Notes differ from ordinary debt securities in that UBS will not necessarily make periodic coupon payments or repay the full principal amount of the Notes at maturity. If UBS does not elect to call the Notes and the final level is less than the downside threshold, you will lose a percentage of your principal amount equal to the underlying return and in extreme situations, you could lose all of your initial investment.

●The stated payout from the issuer applies only if you hold your Notes to maturity

●You may not receive any contingent coupons with respect to your Notes

●Your potential return on the Notes is limited to any contingent coupons, you will not participate in any appreciation of the underlying asset or underlying constituents and you will not have the same rights as holders of any underlying constituents

●A higher contingent coupon rate or lower downside threshold or coupon barrier may reflect greater expected volatility of the underlying asset, and greater expected volatility generally indicates an increased risk of loss at maturity

●UBS may elect to call the Notes prior to maturity and the Notes are subject to reinvestment risk

●An investment in Notes with contingent coupon and issuer call features may be more sensitive to interest rate risk than an investment in securities without such features

Risks Relating to Characteristics of the Underlying Assets

●Market risk

●There can be no assurance that the investment view implicit in the Notes will be successful

●Changes affecting the underlying asset, including regulatory changes, could have an adverse effect on the market value of, and return on, your Notes

●UBS cannot control actions by the index sponsor and the index sponsor has no obligation to consider your interests

●The S&P 500® Index reflects price return, not total return

Estimated Value Considerations

●The issue price you pay for the Notes will exceed their estimated initial value

●The estimated initial value is a theoretical price; the actual price at which you may be able to sell your Notes in any secondary market (if any) at any time after the trade date may differ from the estimated initial value

●Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the Notes as of the trade date

Risks Relating to Liquidity and Secondary Market Price Considerations

●There may be little or no secondary market for the Notes

●The price at which UBS Securities LLC and its affiliates may offer to buy the Notes in the secondary market (if any) may be greater than UBS’ valuation of the Notes at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements

●Economic and market factors affecting the terms and market price of Notes prior to maturity

●Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices

Risks Relating to Hedging Activities and Conflicts of Interest

●Potential conflicts of interest

●Potential UBS impact on price

●Potentially inconsistent research, opinions or recommendations by UBS

Risks Relating to General Credit Characteristics

●Credit risk of UBS

●The Notes are not bank deposits

●If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the Notes and/or the ability of UBS to make payments thereunder

Risks Relating to Hedging Activities and Conflicts of Interest

●Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “What Are the Tax Consequences of the Notes?” in the accompanying preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement.